Exhibit 99.128

DeFi Technologies Subsidiary Valour Inc. Introduces World’s First and Only Yield Bearing Bitcoin (BTC) ETP in Collaboration with Core Foundation, to German Investors on Börse Frankfurt Offering Exposure to Bitcoin with a 5.65% Yield

●	Launch of Yield-Bearing Bitcoin (BTC) ETP on Börse Frankfurt: Valour Inc. and Core Foundation collaborate to introduce the world’s first yield-bearing Bitcoin (“BTC”) ETP on the Börse Frankfurt Exchange, previously launched on the Nordic Growth Market (“NGM”) with a 1.9% management fee, offering German investors exposure to Bitcoin with a 5.65% yield.

●	Powering Valour Bitcoin Staking (BTC) EUR ETP with Core Blockchain: The Core blockchain network, powered by Bitcoin, forms the foundation for Valour Bitcoin Staking (BTC) EUR ETP (ISIN: CH1213604544), providing Ethereum Virtual Machine (“EVM”) compatibility and the innovative Satoshi Plus consensus mechanism to enhance security and scalability.

●	Simplified Investment with Valour Bitcoin Staking (BTC) EUR ETP: Valour Bitcoin Staking (BTC) EUR ETP streamlines Bitcoin investment by delegating Bitcoins to Core validators, the yield is attributed to the Net Asset Value (“NAV”) on a daily basis. This innovative product ensures custodial control and security while offering investors substantial yield without requiring them to sell or trade their Bitcoin holdings.

Toronto, Canada, June 18, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (“DeFi”), is pleased to announce that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has introduced the world’s first and only yield-bearing Bitcoin (“BTC”) ETP to German investors in collaboration with the Core Foundation, an organization dedicated to the development of the Core blockchain network (“Core Chain”). This offering provides German investors exposure to Bitcoin with a 5.65% annualized yield available on Börse Frankfurt exchange. Valour Bitcoin Staking (BTC) EUR ETP was previously introduced to the Nordic Growth Market (“NGM”) on May 10, 2024.

The Core blockchain network is a Bitcoin-powered layer-one blockchain for EVM-Compatible smart contracts. With 50% of Bitcoin mining hash power contributing to Core Chain’s security in exchange for unlocking Bitcoin utility and rewards, Core Chain is the most Bitcoin-aligned Ethereum Virtual Machine (“EVM”) blockchain (BTCfi, Bitcoin staking, and more).

Trading of the Valour Bitcoin Staking (BTC) EUR ETP (ISIN: CH1213604544) commenced on June 13, 2024, with a 1.9% management fee, following its previous debut in Sweden. This innovative ETP allows investors to gain exposure to Bitcoin while receiving a remarkable 5.65% annualized yield, all without the need to sell or trade Bitcoin directly.

Valour Bitcoin Staking (BTC) EUR ETP simplifies investment in the world’s best-known digital asset, making it easier and more secure for investors to participate in Bitcoin’s potential upside. The yield is attributed to the Net Asset Value (“NAV”) on a daily basis, providing investors with yield without needing to sell or trade their Bitcoin holdings.

Valour Bitcoin Staking (BTC) EUR ETP generates yield by delegating Bitcoins to a validator on the Core Chain through non-custodial, native Bitcoin staking. Staked Bitcoins receive staking rewards in the form of CORE tokens, which are then reinvested into the product. Core Chain, the underlying blockchain, is a Bitcoin-powered, decentralized, secure, and scalable layer 1 blockchain compatible with the Ethereum Virtual Machine (EVM). It is supported by Bitcoin’s Proof of Work (“PoW”) through a unique consensus mechanism known as ’Satoshi Plus’. This mechanism enables Bitcoin miners to delegate their PoW (“DPoW”) to Core validators without impacting their future Bitcoin rewards, thereby unlocking the potential of Bitcoin-secured decentralized applications.

Despite engaging in Bitcoin staking, security remains uncompromised. Custodial control is maintained while yield is generated. Bitcoins are staked through a specific type of native Bitcoin transaction called a ’stake transaction’, which includes a lockup period and Core Chain staking details such as the Core Validator and the Core reward address. During the lockup period, the Bitcoins cannot be transferred or slashed. Only the owner can transfer the Bitcoins once the lockup period expires.

“We are thrilled to introduce the world’s first and only yield-bearing Bitcoin ETP to German investors, offering an unprecedented opportunity to gain exposure to Bitcoin while earning a substantial yield,” said Olivier Roussy Newton, CEO of DeFi Technologies.

“Valour Bitcoin Staking (BTC) EUR ETP embodies our commitment to innovation in the digital asset space, providing investors with a seamless and secure way to participate in Bitcoin’s growth potential while offering a novel investment avenue for engaging with the world’s premier cryptocurrency.” added Marco A. Infuso, Chief Sales Officer of Valour Inc.

“Core Foundation is excited to collaborate with Valour Inc. to launch the world’s first yield-bearing Bitcoin ETP. This groundbreaking product brings BTCfi to a wider audience, and sustainable yield to Bitcoin holders. Investors can now earn yield while maintaining exposure to Bitcoin. This is enabled by non-custodial Bitcoin staking which helps secure the Core blockchain. Core Foundation is proud to be the first and most reliable ecosystem to power these new offerings, underscoring Core Chain’s position as the most Bitcoin-aligned blockchain,” said Core contributor Brendon Sedo.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

About Core Chain

The Core blockchain network is a Bitcoin-powered layer-one blockchain for EVM-Compatible smart contracts. With 50% of Bitcoin mining hash power contributing to Core’s security in exchange for unlocking Bitcoin utility and rewards, Core is the most Bitcoin-aligned EVM blockchain (BTCfi, Bitcoin staking, and more). This breakthrough has amassed a massive community of 2.2M Twitter followers and 250k Discord members which has translated into millions of Core adopters, over 15M unique addresses, and 230M transactions since its mainnet launch in January 2023.

Cautionary note regarding forward-looking information: This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to future development and listings of ETPs; staking of Bitcoin within the Core Chain; yield generated by the Valour Bitcoin Staking (BTC) ETP; growth potential of Bitcoin; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges and regulatory authorities; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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